Mail Stop 4561

March 24, 2010

Mr. Thomas M. Donnelly
Chief Financial Officer
Digital River, Inc.
9625 West 76th Street
Eden Prairie, MN 55344

> **Re: Digital River, Inc.**
> **Item 4.02 Form 8-K**
> **Filed February 23, 2010**
> **Item 4.02 Form 8-K/A**
> **Filed March 9, 2010**
> **File No. 000-24643**

Dear Mr. Donnelly:

We have reviewed your response letter dated March 9, 2010, in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 26, 2010.

Form 8-K's filed on February 23, 2010 and March 9, 2010

1. We note your responses to our prior comments 2 and 3. Please expand upon your responses to address the following items:

    - Please explain in greater detail why this error occurred.
    - Explain management's original conclusion that the accounting entry was correct, including why your independent accountant agreed with such conclusion at the end of your first quarter.
    - We note your disclosure that management determined on February 19, 2010, that prior financial statements should no longer be relied upon as a result of this error. Your response states that your review of the convertible debt repurchase

was done while completing your fourth quarter 2009 year end closing process. In your response, describe the control procedure that identified the error. Indicate when you redesigned the relevant controls that you cite in your response. Please clarify if the control was redesigned before December 31, 2009. If not, tell us why you believe your controls are effective at December 31, 2009.

* * * * * * *

Please respond to this comment within five business days or tell us when you will provide us with a response. If you amend your filing(s), you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and response to our comment.

If you have any questions, please contact Ryan Rohn, Staff Accountant, at (202) 551-3739.

Sincerely,

Stephen Krikorian
Accounting Branch Chief